EXHIBIT 2.7

SHAREHOLDERS’ AGREEMENT

BETWEEN

ULTRAPAR PARTICIPAÇÕES S.A.

BRASKEM S.A.

PETRÓLEO BRASILEIRO S.A. – PETROBRÁS

REFINARIA DE PETRÓLEO IPIRANGA S.A.

DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A.

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA

IPIRANGA QUÍMICA S.A.

AND

IPIRANGA PETROQUÍMICA S.A.

DATED APRIL 18, 2007

2.7.1

SHAREHOLDERS’ AGREEMENT

This shareholders’ agreement (“Shareholders’ Agreement”) is celebrated by and between:

1.

ULTRAPAR PARTICIPAÇÕES S.A., publicly-traded company based at Avenida Brigadeiro Luiz Antonio, No 1343, 9[o] floor, in the city of São Paulo, in the state of São Paulo, enrolled at the National Legal Entities Taxpayers’ Registry (CNPJ/MF) under n. 33.256.439/0001-39, in this document represented in the form used in its bylaws (“Ultrapar”);

2.

BRASKEM S.A., publicly-traded company based at Rua Eteno, No 1561, Pólo Petroquímico (petrochemical complex), in the city of Camaçari, in the state of Bahia, enrolled at the National Legal Entities Taxpayers’ Registry (CNPJ/MF) under n.42.150.391/0001-70, in this document read presented in the form used in its bylaws (“Braskem”);

3.

PETRÓLEO BRASILEIRO S.A. – PETROBRÁS, government-controlled publicly-traded company based at Avenida República do Chile, No 65, in the city of Rio de Janeiro, in the state of Rio de Janeiro, enrolled at the National Legal Entities Taxpayers’ Registry (CNPJ/MF) under n. 33.000.167/0001-01, in this document represented in the form used in its bylaws (“Petrobrás”, and in combination with Ultrapar and Braskem hereafter referred to as “The Investing Parties”, and individually and indiscriminately, referred to as “The Investing Party”);

4.

REFINARIA DE PETRÓLEO IPIRANGA S.A., publicly-held company based at Rua Engenheiro Heitor Amaro Barcellos, No 551, in the city of Rio Grande, in the state of Rio Grande do Sul, enrolled at the National Legal Entities Taxpayers’ Registry (CNPJ/MF) under n. 94.845.674/0001-30, in this document represented in the form used in its bylaws (“RPI”);

5.

DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A., publicly-traded company based at Avenida Dolores Alcaraz Caldas, No 90, in the city of Porto Alegre, in the state of Rio Grande do Sul, enrolled at the National Legal Entities Taxpayers’ Registry (CNPJ/MF) under n. 92.689.256/0001-76, in this document represented in the form used in its bylaws (“DPPI”);

6.

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA, publicly-traded company based at Rua Francisco Eugênio, No 329, in the city of Rio de Janeiro, in the state of Rio de Janeiro, enrolled at the National Legal Entities Taxpayers’ Registry (CNPJ/MF) under n. 33.069.766/0001-31, in this document represented in the form used in its bylaws (“CBPI”);

7.	IPIRANGA QUÍMICA S.A., joint-stock company based at Rua Antônio Carlos, Nº 434, 9º andar, in the city of São Paulo, in the state of São Paulo, enrolled at the National Legal Entities Taxpayers’ Registry (CNPJ/MF) under n.62.227.509/0001-29, in this document represented in the form used in its bylaws (“ICQ”); and

8.	IPIRANGA PETROQUÍMICA S.A., joint-stock company based at BR 386 Rodovia Tabaí Canoas, Km 419, III Pólo, Lote 4, in the town of Triunfo, in the state of Rio Grande do Sul, enrolled at the National Legal Entities Taxpayers’ Registry (CNPJ/MF) under n.88.939.236/0001-39, in this document represented in the form used in its bylaws (“IPQ”, and in combination with RPI, DPPI, CBPI and ICQ, “Companies”, and in combination with Ultrapar, Braskem, Petrobrás, RPI, DPPI, CBPI ICQ hereinafter referred to as “The Parties”, and individually and indiscriminately, as “Party”).

The terms with the initials in capital letters, if not defined here, must have the meaning attributed to them in the Investment Agreement.

2.7.2

Recitals

WHEREAS the Investing Parties have celebrated an investment agreement dated March 18, 2007 (“ Investment Agreement “), through which, among other provisions, the Investing Parties have regulated the acquisition by Ultrapar for itself of the distribution assets located in the South and Southeast (“Ultrapar Assets “), the acquisition by Ultrapar on behalf of Braskem and Petrobrás by Ultrapar, as a commission agent, , of the petrochemical assets (“Braskem/Petrobrás Assets “) in the proportion of 60% and 40%, respectively, and the acquisition of the distribution assets located in the North, Northeast and Central West (“Petrobrás Assets “), by Ultrapar in the capacity of commission agent for Petrobrás;

WHEREAS, as foreseen in the Investment Agreement, Ultrapar celebrated with the controlling shareholders of the Companies (“Selling Shareholders”), with the intervention and consent of Petrobrás and Braskem, a share purchase agreement, dated of March 18, 2007 (“Share Purchase Agreement”), through which Ultrapar acquired from the Selling Shareholders, among others: (i) 7,407,126 (seven million, four hundred and seven thousand, one hundred and twenty six) ordinary shares of DPPI, and (ii) 1,341,319 (one million, three hundred and forty-one thousand, three hundred nineteen) ordinary shares of CBPI (“ Shares of Ultrapar “);

WHEREAS RPI, DPPI and CBPI are the holders, jointly, of 436,074,462,484 (four hundred and thirty-six billion, seventy-four million, four hundred and sixty-two thousand, and eighty-four) ordinary shares issued by ICQ, a representative of practically 100% of its voting and total capital;

WHEREAS, through the acquisition of the Shares of Ultrapar, Ultrapar will hold an indirect majority stake in ICQ until the effective handover of these shares to Braskem and Petrobrás, and, as a consequence, a stake in other companies, including IPQ and a stake held by this one in Copesul – Companhia Petroquímica do Sul (“Copesul”);

WHEREAS (i) Ultrapar has assigned and transferred to Braskem and Petrobrás: 1 (one) ordinary share issued by DPPI and 1 (one) ordinary share issued by CBPI, (ii) RPI has assigned and transferred 1 (one) ordinary share issued by ICQ to Braskem and Petrobrás; (iii) ICQ has assigned and transferred 1 (one) ordinary share issued by IPQ to Braskem and Petrobrás (“ Shares of Braskem/Petrobrás”), and (iv) RPI has assigned and transferred 1 (one) ordinary share issued by ICQ to Ultrapar; and (v) ICQ has assigned and transferred 1 (one) ordinary share issued by IPQ to Ultrapar (“ Petrochemical Shares of Ultrapar”, and in conjunction with the Shares of Braskem/Petrobrás and with the remaining Shares of Ultrapar, “ Shares “);

WHEREAS Braskem and Petrobrás celebrated, on March 18, 2007, a memorandum of understanding (“Braskem/Petrobrás Memorandum of Understanding “), under which they regulate, among other aspects, the rules of working together and administrating the Assets of Braskem/Petrobrás;

WHEREAS Ultrapar and Petrobrás celebrated on March 18, 2007, a Memorandum of Understanding (“Ultrapar/Petrobrás Memorandum of Understanding”), under which they regulate, among other aspects, the rules of working together and administrating the Assets of Ultrapar/Petrobrás;

WHEREAS the Investing Parties intend, as a way of ensuring the fulfilment of the obligations assumed by Ultrapar under the Commission Agreement and to guarantee to Braskem and Petrobrás the effective management of the assets acquired until their handover, to establish the main terms and conditions on the basis of which the Companies and their subsidiaries will be administrated during the period established under the Investment Agreement until the Assets of Braskem/Petrobrás are effectively handed over to Braskem and Petrobrás and the Assets of Petrobrás are effectively handed over to Petrobrás (“ Handover of Assets “);

THE PARTIES HAVE RESOLVED to celebrate this Shareholders Agreement, which shall be governed by the following provisions:

2.7.3

CLAUSE 1

LINKED SHARES

1.1 All the shares and securities convertible into shares of the Companies, or which confer the right to subscribe to them, owned by the Investing Parties or the Companies are subject to this Shareholders Agreement. This includes, without limitations, those acquired from the Selling Shareholders or under the terms of the Investment Agreement and/or this Shareholders Agreement and/or those which subsequently become owned by them in the future, through subscription, acquisition, bonus issues, share splits, reverse share splits, or any other manner.

1.2 Each Investing Party declares and guarantees that: (i) is the titular and legitimate owner of the Shares, in the proportion indicated below; and (ii) that the Shares are on this date, and will remain during the validity of the Shareholders Agreement, free and clear of any and every encumbrance, lien, restriction, right of preference, option or other charge or right of any nature, except when broadly envisaged in this Shareholders Agreement and by the pledge covered under the Investment Agreement, constituted in favour of Braskem and/or Petrobrás.

2.7.4

PAID-UP CAPITAL OF DPPI

SHAREHOLDERS	Nº OF SHARES	VOTING CAPITAL (%)	TOTAL CAPITAL (%)
Ultrapar	7,407,121	69.184	23.147
Petrobrás	1	Less than 0.001	Less than 0.001
Braskem	1	Less than 0.001	Less than 0.001

PAID-UP CAPITAL OF CBPI

SHAREHOLDERS	Nº OF SHARES	VOTING CAPITAL (%)	TOTAL CAPITAL (%)
Ultrapar	1,341,313	3,788	1,266
Petrobrás	1	Less than 0.001	Less than 0.001
Braskem	1	Less than 0.001	Less than 0.001
RPI	8,786,744	24,815	8,293
DPPI	22,264,146	62,877	21,013

PAID-UP CAPITAL OF ICQ

SHAREHOLDERS	Nº OF SHARES	VOTING CAPITAL (%)	TOTAL CAPITAL (%)
Ultrapar	1	Less than 0.001	Less than 0.001
Petrobrás	1	Less than 0.001	Less than 0.001
Braskem	1	Less than 0.001	Less than 0.001
RPI	255,220,841,970	58.527	58.527
CBPI	180,853,620,502	41.473	41.473
DPPI	9	Less than 0.001	Less than 0.001

PAID-UP CAPITAL OF IPQ

SHAREHOLDERS	Nº OF SHARES	VOTING CAPITAL (%)	TOTAL CAPITAL (%)
Ultrapar	1	Less than 0.001	Less than 0.001
Petrobrás	1	Less than 0.001	Less than 0.001
Braskem	1	Less than 0.001	Less than 0.001
ICQ	16,088,881,383	86.889	50.456

CLAUSE 2

ADMINISTRATION OF THE COMPANIES UNTIL THE HANDOVER OF ASSETS

2.1 Principles of Administration of the Companies. The Companies will be controlled and administered under the terms of this Clause 2, in such a way as to fulfil the provisions in this Shareholders Agreement and in the Investment Agreement and in order to ensure that, until the Handover of the Assets, Ultrapar has the control and administration of the Assets of Ultrapar, Petrobrás has the control and the administration of the Assets of Petrobrás and Braskem has control and Braskem and Petrobrás has, in the proportion of 60% and 40%, respectively, the administration of the Assets of Braskem/Petrobrás (more specifically of ICQ, IPQ and its subsidiaries, as well as the stake held in Copesul), observing the provisions in this Clause 2 and, with regard to Braskem and Petrobrás only, in the Braskem/Petrobrás Memorandum of Understanding. Emphasising that under the acts envisaged in the Investment Agreement, the Investing Parties have undertaken an obligation to control and administer the respective Companies in accordance with this Clause 2 , within the normal course of their businesses up and till the date of the Handover of Assets, admitting that, in respect of the Assets of Braskem/Petrobrás, Assets of Ultrapar and Assets of Petrobrás, the implementation of actions, policies and operations, which have the objective and/or effect, provided that they do not have a negative impact on the Assets of the other Investing Parties: (i) the operational optimisation of the assets;

2.7.5

(ii) the capturing of synergies; and (iii) the increase of competitiveness. With regard to the Assets of Braskem/Petrobrás, which are concentrated within ICQ and its subsidiaries, will be permitted, since there is no burden for Ultrapar, (i) shareholding restructuring involving ICQ, IPQ and/or Copesul, and (ii) the indebtedness of ICQ or its subsidiaries for the acquisition of the minority participations of IPQ or Copesul, whether it be through private acquisitions, or public share tender offerings.

2.2 Control and Administration of DPPI. The Investing Parties agree that Ultrapar should control and manage DPPI, being able to freely exercise its vote in the general shareholders meetings of DPPI, as well as nominating and electing all the members to which it is entitled to the Board of Directors of DPPI and to instruct these members with regard to their voting at the respective meetings, when these votes at the general shareholders meetings and meetings of the Board of Directors of DPPI are not related, directly or indirectly, to the Assets of Petrobrás and/or on the Assets of Braskem/Petrobrás.

2.3 Control and Administration of CBPI. The Investing Parties agree that Ultrapar should control and manage CBPI with regard to the Assets of Ultrapar held by CBPI, being able to freely exercise its voting rights (directly or indirectly, through DPPI) at the general shareholders meetings of CBPI, as well as nominating and electing 70% of the members of the Board of Directors of CBPI to which Ultrapar is entitled and instruct these members with regard to their voting at the respective meetings, when these votes at the general meetings or board meetings of CBPI are not related to the Assets of Petrobrás and/or on the Assets of Braskem/Petrobrás. Ultrapar should exercise its voting rights as a shareholder of CBPI, directly or through DPPI, in such a way that Petrobrás controls and manages CBPI, so that the Assets of Petrobrás held by CBPI, can be used to freely support Ultrapar in its voting at the general shareholders meetings of CBPI with regards to changes made to bylaws and other material which could affect the Assets of Petrobrás, as well as nominating 30% of the members of the Board of Directors of CBPI to be elected by Ultrapar and instruct these members with regard to their voting at the respective meetings, when these votes at the general shareholders meeting or Board of Directors of CBPI are not related to the Assets of Ultrapar and/or to the Assets of Braskem/Petrobrás.

2.3.1 Meetings of the Board of Directors of CBPI. Petrobrás agrees and undertakes, at the meetings of the Board of Directors of CBPI with regard to the Assets of Ultrapar, to instruct the members of the board nominated by it to follow the voting of the members of the board nominated and elected by Ultrapar. In turn, Ultrapar agrees to undertake, at the meetings of the board of directors of CBPI with respect to the Assets of Petrobrás held by CBPI, to instruct the members of the board nominated and elected by it, to follow the voting of the members of the board nominated by Petrobrás.

2.3.2 Differences of Opinion. If any difference of opinion arises between the Investing Parties, concerning the rules of control and administration of CBPI, the president of Petrobrás, or a person specifically nominated by him, and the president of Ultrapar, or persons specifically nominated by him, must meet within a period not exceeding 5 (five) days counting from the occurrence of the divergence , to search an amicable solution, involving reciprocal concessions. If an agreement is not reached and the divergence is not resolved, the Investing Parties are compelled to use the rules for the solution of conflicts contained in Clause 3.14 of this Shareholders Agreement.

2.4 Control and Administration of ICQ and IPQ. Ultrapar recognises and agrees that ICQ and IPQ and its subsidiaries will be, from this date, controlled by Braskem and administered by Braskem and Petrobrás, in the proportion of 60% and 40%, respectively, which may freely nominate members to form part of the board of directors of these companies and instruct these members in regard to their voting at the respective meetings, nominations which will observe, in the same proportion referred to above, it will be up to Braskem, in any hypothetical situation to nominate and elect the majority of members of the Board of Directors of ICQ, IPQ and its subsidiaries.

2.4.1 Braskem/Petrobrás Voting Instructions. It is established between the Investing Parties that the voting instructions with regard to the Assets of Braskem/Petrobrás will be given by Braskem. However, when the voting instruction is related to any of the matters listed in Annex I, the voting instruction must be signed jointly by Braskem and Petrobrás. Any modification to the Braskem/Petrobrás Memorandum of Understanding, which implies a modification to Annex I, must be communicated to Ultrapar.

2.7.6

2.5 Voting Instructions for the General Shareholders Meetings of ICQ. In order to make the provisions of this Clause 2 feasible, Braskem must (depending on the case (Clause 2.4.1) in conjunction with Petrobrás), up to 4 (four) days before the date of the general shareholders meeting of ICQ, communicate to Ultrapar its voting instruction for the pertinent meeting, as applicable. Once the aforementioned voting instruction is received, Ultrapar, itself, or through a company controlled by it which has a stake in the capital of ICQ, must formalise the vote in the respective meeting, in accordance with the voting instruction received. If Ultrapar does not receive the voting instruction from Braskem within the time period specified in this Clause 2.5 or, in the case of (Clause 2.4.1), the joint instruction of Braskem and Petrobrás, Ultrapar must, on its own behalf or through subsidiaries controlled by it which holds a stake in the capital of ICQ, at the extraordinary general shareholders meetings of ICQ, exercise its voting rights to postpone voting on the matters tabled for discussion or simply withdraw these items from the agenda, in such a way that it will be possible to receive the voting instruction necessary. Regarding to ordinary general shareholders meetings, if after the aforementioned postponement and new call notice , Ultrapar continues not to receive the pertinent voting instruction, then Ultrapar must: (A) vote at the aforementioned meeting in accordance with its own evaluation of the best interests of the company involved, in the case of approving the accounts of the administrators and financial statements, the deliberation on the destination of earnings and the distribution of dividends, always observing what is determined in this respect in the Investment Agreement (in this hypothetical situation having no responsibility whatever to Braskem and/or Petrobrás for the vote given), and (B) when the matter being deliberated upon is the election of administrators or members of the board of directors, or members of the fiscal council, re-elect the administrators and members of the board of auditors previously nominated by Braskem and Petrobrás within a reasonable period before the date of the meeting, in the event of doubts about the respective voting instruction received.

2.5.1 Election of the Members of the Board of Directors of ICQ. At the general meetings which deliberated on the election of the members of the board of directors and/or members of the fiscal council of ICQ, Ultrapar undertakes, on its own behalf, or through companies controlled by it which hold a stake in the capital of ICQ, to elect (or re-elect, should this be the case) the professional executive nominated by Braskem and Petrobrás, observing the proportion of 60% for Braskem and 40% for Petrobrás, being certain that, in any hypothetical event, Braskem will have the power to nominate the majority of the Board of Directors of ICQ. The instruction by Braskem, with regard to the nomination of the professional executives which must be elected to the Board of Directors and/or fiscal council of auditors of ICQ must obey the procedure described in Clause 2.5 above. For the purpose of the first nomination, Ultrapar undertakes to, with a period of 5 (five) days counting from the date of this Shareholders Agreement, in its capacity as shareholder of RPI and the controlling shareholder of CBPI and DPPI, as applicable, convene or, within this same time period, carry out (if the call notice is dispensable by the presence of all shareholders) or, even, arrange it for a general meeting to be convened and held with regard to the nomination of the new members of the board of directors and/or fiscal council of ICQ, who will be nominated by Braskem and Petrobrás, as previously set out. Ultrapar undertakes, on its own behalf or through the companies controlled by it which hold a stake in the capital of ICQ, in up to 5 (five) days counting from the date of receiving the instruction from Braskem and/or Petrobrás related to this matter, convene or, within the same time period, carry out (if the call notice is dispensable by the presence of all shareholders) or even arrange it so that the general meeting is convened and held for the removal of any of the members of the board and/or fiscal council of ICQ, in accordance with that originally nominated by the Investing Party, in writing, being Ultrapar compelled to vote or arrange it so that the companies controlled by it who hold a stake in the capital of ICQ vote in accordance with the approval of the removal of that member and, if it should be the case, the nomination of a substitute indicated by the same Party.

2.6 Voting Instructions for the General Shareholders Meetings of CBPI. In order to make the provisions of this Clause 2 feasible, Petrobrás must, up to 4 (four) days before the date of the general shareholders meeting of CBPI, communicate to Ultrapar’s voting instruction related to the Assets of Petrobrás for the pertinent meeting, as applicable. Once the aforementioned voting instruction is received, Ultrapar, itself, or through a company controlled by it which has a stake in the capital of CBPI, must formalise the vote at the respective meeting, in accordance with the voting instruction received. If Ultrapar does not receive the voting instruction from Petrobrás within the time period specified in this Clause 2.6, Ultrapar must on its own behalf, or through the companies controlled by it who have a stake in the capital of CBPI, at the extraordinary general meetings of CBPI, exercise in its voting rights to postpone voting on the matters tabled for discussion or simply withdraw these items from the agenda in such a way

2.7.7

that it will be possible to receive the voting instruction necessary from Petrobrás. Regarding to ordinary general shareholders meetings, if after the aforementioned postponement and new call notice of the meeting, Ultrapar continues not to receive voting instructions from Petrobrás, then Ultrapar must re-elect the administrators and members of the audit board previously nominated by Petrobrás, it being agreed that Ultrapar may vote, in any case, on the shares owned by it in CBPI which refer to the Assets of Ultrapar.

2.6.1 Election of the Members of the Board of CBPI. At the general shareholders meetings which deliberates the election of members of the Board of Directors of CBPI, Ultrapar undertakes to elect the representatives nominated by Petrobrás. The instruction by Petrobrás concerning the nomination of the representatives which must be elected to the Board of Directors of CBPI must obey the procedure described in Clause 2.7 above. For the purposes of the first nomination, Ultrapar undertakes to, in up to 5 (five) days counting from the date of this Shareholders Agreement, in its capacity of controlling shareholder of DPPI, convene or arrange it so that general shareholders meetings are convened for the nomination of new members of the Board of Directors to CBPI, who will be indicated by Petrobrás and Ultrapar, in the portion of 70% for Ultrapar and 30% for Petrobrás.

2.7 Prohibition of Transfer or Pledging of the Shares of the Companies. Unless specifically expressed under the terms of the Investment Agreement or this Shareholders Agreement, Ultrapar may not, directly or indirectly, totally or partially: (A) sell, divest or in any way transfer to third parties (i) any Shares of Ultrapar, and/or any assets, rights, equity stakes or other property of (or subscription rights or securities) CBPI or DPPI, even if they are part of the Assets of Ultrapar which affect the Assets of Braskem/Petrobrás and the Assets of Petrobrás or their guarantees; (ii) any shares, securities or subscription rights of ICQ, IPQ and/or Copesul and/or any of its assets, rights, equity stakes or other properties which form part of the Assets of Braskem/Petrobrás, and (iii) any shares, securities or subscription rights of CBPI and/or any assets, rights, equity stakes or other property of CBPI, ICQ or IPQ which form part of the Assets of Petrobrás or the Assets of Braskem/Petrobrás, and (B) create any type of lien, charge, restriction, debt, option, preference, third-party rights or encumbrance on the shares and/or assets, rights, equity stakes or other properties mentioned in items (i) to (iii) above, maintaining them free and unencumbered, with the exception of the sales on trust under guarantee in favour of Braskem and Petrobrás as set out in the Investment Agreement. Ultrapar may freely transfer or sell the shares of companies related to the Assets of Ultrapar in any case not specified under this clause.

2.8 Previous Meetings. Braskem and Petrobrás may request in a separate manner from Ultrapar that the rights and obligations set out in this Clause 2 be exercised and implemented through previous meetings prior to each meeting of the board of directors or general shareholders meeting of CBPI and ICQ. If judged necessary, Braskem and Petrobrás may separately convene a previous meeting with a minimum of 7 (seven) days beforehand and the respective previous meeting must be carried out at least 4 (four) days before the meeting of the respective Board of Directors or general shareholders meeting.

2.9 Automatic Execution. The president of the general shareholders meeting and the board of directors of each of the companies will not compute the vote pronounced in disagreement with this Shareholders Agreement.

2.10 Responsibilities. Always observing the provisions in this Shareholders Agreement and the Investment Agreement, (i) Braskem will not have any power or right to vote or otherwise interfere, or have any responsibility, on questions specifically related to the Assets of Ultrapar and/or the Assets of Petrobrás; (ii) Petrobrás will not have any power or right to vote or otherwise interfere, or have any responsibility on questions specifically related to the Assets of Ultrapar; and (iii) Ultrapar or otherwise interfere, or have any responsibility, on questions specifically related to the Assets of Braskem/Petrobrás and/or the Assets of Petrobrás.

CLAUSE 3

FINAL PROVISIONS

3.1 Duty to Indemnify. Each of the Investing Parties agrees, without joint liability and without any limitation, to indemnify, defend and exempt the other Investing Parties as well as, if it should be the case, any of their respective controlling shareholders, board members, directors, employees, representatives, successors, grantees, subsidiaries

2.7.8

and affiliates (“ Indemnified Party “) from and against any obligations, responsibilities, contingencies, losses, damages, complaints, actions, processes, investigations, fines, decisions (including judicial, administrative or arbitrational, whether they be definitive or provisory), late payment fines, interest, penalties, costs and expenses suffered or incurred by any Party Indemnified of the other Investing Parties, as a result of the non-fulfilment of their obligations established in this Shareholders Agreement.

3.1.1 Both Braskem and Petrobrás agreed to indemnify, defend and hold harmless Ultrapar as well as, should it be the case, any Indemnified Party of Ultrapar, in the proportion of 60% and 40%, respectively, against any Losses suffered or incurred by Ultrapar or by any Indemnified Party of Ultrapar, for being Ultrapar and/or any Indemnified Party of Ultrapar majority shareholders of ICQ and IPQ and other companies controlled by them, as well as an indirect shareholder of Copesul.

3.1.2 Petrobrás agrees to indemnify, defend and exempt Ultrapar as well as, if it should be the case, any Indemnified Party of Ultrapar, for any Losses suffered or incurred by Ultrapar or by any Indemnified Party of Ultrapar in the administration and management of the Assets of Petrobrás, while these assets remain owned, directly or indirectly by CBPI, without prejudicing the other obligations which have been assumed by Petrobrás in the protocol and justification of the demerger of CBPI.

3.1.3 Ultrapar agrees to indemnify, defend and exempt Petrobrás as well as, should this be the case, any Indemnified Party Petrobrás, against any Losses suffered or incurred by Petrobrás or any Indemnified Party of Petrobrás through the administration and management of the Assets of Ultrapar, without prejudice to other obligations assumed by Ultrapar in the protocol and justification of the demerger of CBPI.

3.2 Notifications. Any notification will be considered received when delivered by registered letter, by hand, registry of deeds and documents or by facsimile (in this case, through the confirmation of transmission receipt), which ever be the case, to the addresses and telephone/fax numbers listed below, (or any other address or telephone/fax number indicated by one Party to another):

A.	If for Ultrapar, to:

SRA. ÂNGELA PÊGAS

Avenida Brigadeiro Luiz Antônio, no 1343, 8º andar

São Paulo, SP

Telephone: 55 11 3177-6868

Fax: 55 11 3177-6107

E-mail: angela.pegas@ultra.com.br

B.	If for Braskem, to:

SR. MAURICIO ROBERTO DE CARVALHO FERRO

Avenida das Nações Unidas, no 4777, 3º andar

São Paulo, SP

Telephone: 55 11 3443-9413

Fax: 55 11 3023-0416

E-mail: mauricio.ferro@braskem.com.br

C.	If for Petrobrás, to:

SR. GERENTE EXECUTIVO DE NOVOS NEGÓCIOS

Avenida República do Chile, no 65, 22º andar, sala 2202-A

Rio de Janeiro, RJ

Telephone: 55 21 3224-0921

Fax: 55 21 3224-0929

D.	If for RPI, to:

At.: Sr. Presidente do Conselho de Administração

Rua Engenheiro Heitor Amaro Barcellos, no 551

2.7.9

Rio Grande, RS

Telephone: 55 53 3233-8000

Fax: 55 53 3233-8036

E.	If for DPPI, to:

At.: Sr. Presidente do Conselho de Administração

Avenida Dolores Alcaraz Caldas, no 90

Porto Alegre, RS

Telephone: 55 53 3216-4411

Fax: 55 53 3224-0801

2.7.10

F.	If for CBPI, to:

At.: Sr. Presidente do Conselho de Administração

Rua Francisco Eugênio, no 329

Rio de Janeiro, RJ

Telephone: 55 21 2574-5858

Fax: 55 21 2569-9124

G.	If for ICQ, to:

At.: Sr. Presidente do Conselho de Administração

Rua Antonio Carlos, no 434, 9º andar

São Paulo, SP

Telephone: 55 11 2195-9000

Fax: 55 11 3284-0590

H.	If for IPQ, to:

At.: Sr. Presidente do Conselho de Administração

BR 386—Rodovia Tabaí Canoas, Km 419, III Pólo, Lote 4

Triunfo, RS

Telephone: 55 51 3457-5500

Fax: 55 51 3457-1198

3.3 Integral Agreement. This shareholders agreement and the Investment Agreement contain the integral agreement between the Investing Parties related to the matters foreseen here and suppress all agreements, promises, conventions, arrangements, communications or declarations both verbal and written, made by any of the Investing Parties or their representatives or advisers, with the exception of the Braskem/Petrobrás Memorandum of Understanding, in relation to Braskem and Petrobrás, and the Ultrapar/Petrobrás Memorandum of Understanding, in relation to Ultrapar and Petrobrás, which will remain in force in accordance to their respective terms.

3.4 Conflicts. In the event of any conflict between this Shareholders Agreement and/or Investment Agreement, on one hand, and the Braskem/Petrobrás Memorandum of Understanding or the Ultrapar/Petrobrás Memorandum of Understanding, on the other hand, the Shareholders Agreement and the Investment Agreement will prevail, except if the conflict is not related to or does not affect a Party not included in the Braskem/Petrobrás Memorandum of Understanding or the Ultrapar/Petrobrás Memorandum of Understanding, as applicable, under which circumstances the provisions in the respective memorandum will prevail.

3.5 Waivers and alterations. This Shareholders Agreement may be altered, replaced, cancelled, renewed or extended and its terms may be renounced only through a written instrument signed by the Investing Parties. Delay in the exercising of any right, power or privilege covered by this Shareholders Agreement should not be considered as a waiving of this right, or recourse. No total or partial waiver of any right, power, recourse, or privilege should impede any other subsequent exercising of such right, power, recourse or privilege.

3.6 Binding Effect; Non-existence of Assignment. This Shareholders Agreement will oblige and benefit the Investing Parties and their respective successors and authorised assignees. This Shareholders Agreement (and the rights and obligations foreseen here) may not be assigned by any of the Investing Parties without the prior consent, in writing, of the other Investing Parties of this Shareholders Agreement, with the exception of the assignment, by Petrobrás, of the rights and obligations set out in this Shareholders Agreement and any of its subsidiaries, or to Braskem, under the terms of the Investment Agreement.

3.7 Autonomy of Provisions. Any term or provision in this Shareholders Agreement that shall be declared invalid or inefficient shall be considered unenforceable only within the scope of that invalidity or inefficiency, without affecting the validity or the efficiency of the remaining terms and provisions of this Shareholders Agreement. The Investing Parties must negotiate in good faith the replacement of the invalid provisions with others that reflect, as much as possible, their original intention.

2.7.11

3.8 Expenses. Each one of the Parties must bear the internal costs and expenses incurred with the elaboration of this Shareholders Agreement.

3.9 Specific Execution. The parties of this instrument understand and agree that all of the terms and conditions established in this instrument must be subject to specific execution, as set out in the Civil Process Code in Article 118, §3º, of Law Nº 6.404/76.

3.10 Representative. The Shareholders indicate the persons mentioned in Clause 3.2 above as representatives for their Companies, for the purposes of §10 of Article 118 of Law Nº 6.404/76.

3.11 Validity. This Shareholders Agreement will be valid from this date and will remain in force until the date of the Handover of the Assets. In any hypothetical instance, this Shareholders Agreement shall be automatically rescinded at the moment of the Handover of the Assets.

3.12 Applicable Law. This Shareholders Agreement shall be governed and interpreted in accordance with the laws of the Federal Republic of Brazil.

3.13 Continuity. This Shareholders Agreement, all the rights and obligations set out in it, will not become null and void or modified as a result or as a consequence of the Corporate Restructuring or of the Alternative Reorganisation, which ever be the case, provided for in the Investment Agreement, remaining fully enforced up to the date of the Handover of the Assets, always being executed and interpreted in such a way as to preserve the intention of the Parties to regulate and segregate the control and the administration of the Companies in the form in Clause 2.

3.14 Resolution of Conflicts. With the exception of controversies referring to the obligation to pay, which involve, forthwith, a process of judicial execution and those which demand, henceforth, specific execution, all the other conflicts arising from, or related to, this instrument, among others, or those which involve its validity, efficiency, violation, interpretation, ending, rescindment and subsequent actions, shall be resolved by arbitration, as set out under Law n. 9.307/96, under the conditions that follow.

3.14.1 The dispute shall be submitted to the Arbitration Court of the International Chamber of Commerce (“CCI”) in accordance with its regulations (“ Regulations “), in force on the date of the beginning of the arbitration. The arbitration must be conducted in the Portuguese language.

3.14.2 The headquarters for arbitration will be in the city of São Paulo, in the state of São Paulo, Brazil, whereby the arbitrators are prohibited from judging by equity.

3.14.3 Except in the case where there is more than one plaintiff or defendant, when the applicable terms of the regulations will be adopted, the arbitration court will be constituted of 3 (three) arbitrators, each of the Parties indicating an arbitrator, who by common agreement will nominate the third arbitrator who will function as president of the arbitration court. In the event of the 2 (two) arbitrators indicated by the Parties don’t indicate third arbitrator within a period of 30 (thirty) days counting from the date that the first 2 (two) arbitrators were nominated, it will fit to CCI to nominate a third arbitrator.

3.14.4 The arbitration procedure will continue in the absence of any of the parties.

3.14.5 The parties must divide, in equal part, the fees and expenses that have been incurred by the arbitrators and the CCI. The Parties will bear the costs and fees of their respective lawyers, there being no requirement to pay the legal fees of the other Party.

3.14.6 Each party remains with the right to require to the common courts, competent to grant judicial measures which aim to obtain cautionary measures for the protection or safeguarding of rights or of a preparatory nature prior to the setting up of an arbitration tribunal, without this being interpreted as a waiver of arbitration. For the exercise of

2.7.12

above-mentioned jurisdictional measures, the parties elect the forum of the city of São Paulo, in the State of São Paulo, expressly renouncing the right of recourse to any other venue, however pertinent the claims of such courts may be.

3.14.7 The execution of the arbitration sentence can be carried out in any court that has jurisdiction or the competencies to issue rulings on the Parties and their assets. Each party will make best efforts to ensure a swift and efficient conclusion to the arbitration procedure.

3.14.8. In order to optimize and confer judicial security on the resolution of conflicts covered by this arbitration clause related to the arbitration procedures deriving from or related to the other contracts linked to it and which complete the legal negotiation carried out by the Parties and since it is requested by any of the Parties in the arbitration procedure, the Arbitration court must consolidate the arbitration procedure constituted under the terms of this clause with any other in which one of the parties participates and which involves or affects or in any way impacts this shareholders agreement, since the Arbitration court understands that (i) there are questions of fact and common rights to procedures which make the consolidation process is more efficient than maintaining them subject to isolated rulings; and (ii) none of the Parties in the procedures begun shall be prejudiced by this consolidation, an example being, among others, unjustified delays or conflict of interest. The Parties hereby agree and authorise the consolidation of the arbitration procedures.

3.15 Filling. This Shareholders Agreement shall be filed at the headquarters of each of the Companies within up to 2 (two) days of the signing of this Shareholders Agreement. The Share Registry Book or the registry book of the registrars, which ever be the case, must contain the following declaration: “The shares registered in this book are subject to The Shareholders Agreement celebrated on April 18, 2007, of which the copy is filed at the headquarters of the Company. The aforementioned Shareholders Agreement, establishes restrictions in the exercising of voting rights, the transfer and incumbents of the shares and subscription rights derived from them”.

IN WITNESS WHEREOF, the parties duly sign the 4 (four) identical counterparts of this agreement, in the presence of 2 (two) witnesses.

São Paulo, April 18 2007

[END OF PAGE INTENTIONALLY LEFT BLANK]

2.7.13

(PAGE OF SIGNATURES (1 OF 2) OF THE SHAREHOLDERS’ AGREEMENT DATED OF APRIL 18, 2007)

ULTRAPAR PARTICIPAÇÕES S.A.:

/s/ André Covre	/s/ Eduardo de Toledo
Name: André Covre	Name: Eduardo de Toledo
Office: Executive Officer	Office: Executive Officer

BRASKEM S.A.:

/s/ Marta Pacheco	/s/ Susan Barrio
Name: Marta Pacheco	Name: Susan Barrio
Office: Authorized Legal Representative	Office: Authorized Legal Representative

PETRÓLEO BRASILEIRO S.A. – PETROBRÁS:

/s/ Rogério G. Mattos
Name: Rogério G. Mattos	Name:
Office: Director of New Acquisitions	Office:

REFINARIA DE PETRÓLEO IPIRANGA S.A.:

/s/ André Covre	/s/ Eduardo de Toledo
Name: André Covre	Name: Eduardo de Toledo
Office: Executive Officer	Office: Executive Officer

DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A.:

/s/ André Covre	/s/ Eduardo de Toledo
Name: André Covre	Name: Eduardo de Toledo
Office: Executive Officer	Office: Executive Officer

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA:

/s/ André Covre	/s/ Eduardo de Toledo
Name: André Covre	Name: Eduardo de Toledo
Office: Executive Officer	Office: Executive Officer

2.7.14

(PAGE OF SIGNATURES (2 OF 2) OF THE SHAREHOLDERS’ AGREEMENT DATED APRIL OF 18, 2007)

IPIRANGA QUÍMICA S.A.:

/s/ André Covre	/s/ Eduardo de Toledo
Name: André Covre	Name: Eduardo de Toledo
Office: Executive Officer	Office: Executive Officer

IPIRANGA PETROQUÍMICA S.A.:

/s/ André Covre	/s/ Eduardo de Toledo
Name: André Covre	Name: Eduardo de Toledo
Office: Executive Officer	Office: Executive Officer

WITNESSES:

/s/ Maria Camila Cozzi Pires De Oliveria Dias	/s/ Mariana Torres da Costa
Name: Maria Camila Cozzi Pires De Oliveria Dias	Name: Mariana Torres da Costa
RG: 30747778-2	RG: 32989617-9

2.7.15

ANNEX I

MATTERS SUBJECT TO APPROVAL BY PETROBRÁS FOR VOTING INSTRUCTIONS

1.1 Deliberations at General Shareholders Meetings: any material below may only be approved at the general shareholders meetings of the companies acquired under the terms of the Investment Agreement if they have the favourable vote of Petrobrás:

(a) modification of rights conferred to shares issued by any of the Petrochemical Companies which have a negative impact on the value of the shares issued by any of the aforementioned companies owned by Petrobrás;

(b)any alteration, expansion or reduction to the corporate purpose of any of the Petrochemical Companies;

(c) any increase in the number of members of the Board of Directors of any of the Petrochemical Companies;

(d) any reduction in the number of members of the Board of Directors of any of the Petrochemical Companies elected upon nomination by Petrobrás;

(e) any increase in the paid-up capital of any of the Petrochemical Companies, paid for in assets or rights, except if such assets or rights are related to the corporate purpose of any of the aforementioned companies and their evaluation has been carried out by a first-rate investment bank or first-rate independent auditing firm;

(f) any merger, de-merger or take-over of any of the Petrochemical Companies into another company, or between each other, or another company into any of the Petrochemical Companies, which implies the dilution of Petrobrás’ stake in any of the Petrochemical Companies;

(g) the dissolution or liquidation of any of the Petrochemical Companies;

(h) the issue of debentures, convertible into shares, of any of the Petrochemical Companies;

(i) the creation of preferred shares, or even issuing more of the existing class of preferred shares, without retaining the same proportion as the other classes of preferred shares; and

(j) any alterations to preferences, advantages and redemption and amortisation of one or more class of preferred shares, or the creation of a more favoured class.

1.2 Deliberations of the Board of Directors: any of the material below may only be approved at the meeting of a board of directors of any of the companies acquired under the terms of the Investment Agreement, if Petrobrás declares itself in favour of it:

(a) any acquisition, alienation or encumbrance of fixed assets, when the transaction considered separately involves an amount of 20% (twenty percent) or more of the net worth of the Petrochemical Company involved in the deal;

2.7.16

(b) the celebration of a contract of any nature, when the transaction, considered separately, involves an amount of 20% (twenty percent) or more of the net worth of the Petrochemical Company involved in the deal, with the exception of the celebration of contracts and operations which are necessary for the normal activities of the Petrochemical Companies;

(c) the celebration of legal deals with companies which, directly or indirectly, are controlled by, in control of, or subsidiaries of controlling companies, of any of the Parties or companies affiliated to them, not contemplating however, the equity stake of the Petrochemical Companies in regard to Copesul; and

(d) the acquisition of an equity stake in other companies, except for the companies included within the corporate purpose of the Petrochemical Companies.

2.7.17